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                                                              EXHIBIT (a)(1)(ix)

Internal Post

To:      Name of Infonet Services Corporation Employee
Re:      Employee Rights Letter
Date:    February__, 2002


     Thank you for your submission of the Election Concerning Exchange of Stock Options form. We confirm with this letter that we have accepted your election form and have cancelled your options elected for exchange. Subject to your continued employment, your continued status as a resident of Australia, Belgium, France, Germany, Hong Kong, Italy, Luxembourg, Mexico, the Netherlands, Switzerland, the United Kingdom or the United States and other terms of the Offer to Exchange Certain Outstanding Options dated January 7, 2002, you now have the right to receive new options entitling you to purchase a number of shares of our Class B common stock that is equal to the number of options you elected for exchange with an exercise price equal to the last reported sale price of our Class B common stock on the New York Stock Exchange on the replacement grant date, as reported in the print edition of The Wall Street Journal. We will issue this new option grant on a specified date during the 30-day period beginning on the first business day that is at least six months and one day form the date we cancel the options accepted for exchange.

     Enclosed is your election form countersigned by us. This countersigned election form confirms the number of shares accepted by us for exchange.

     If you have any questions about the option exchange, please direct them to Susan Murray, Director of Human Resources or submit them to optionexchange@Infonet.com. Thank you.


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